Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC'S EXABLATE NEURO SYSTEM HAS BEEN APPROVED BY MHLW (JAPAN) FOR THE TREATMENT OF ESSENTIAL TREMOR AND THAT INSIGHTEC'S EXABLATE SYSTEM HAS BEEN APPROVED BY EU (CE) FOR THE TREATMENT OF PROSTATE CANCER

Tel Aviv, Israel, December 19, 2016, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that it was informed by INSIGHTEC Ltd. ("INSIGHTEC"), that the Exablate system (“Exablate”) received CE Mark for treating locally-confined prostate cancer with MR-guided Focused Ultrasound (MRgFUS).

One of six men will be diagnosed with prostate cancer during their lifetime. Many patients are diagnosed with locally confined disease with low or intermediate risk for progression. In these cases, patients may choose between monitored waiting and an intervention. Currently available treatments including prostatectomy, which surgically removes the entire prostate, and radiation therapy, which demonstrates good cancer control, however there might be impacts on potency and continence.

The Exablate is based on INSIGHTEC’s proprietary focused ultrasound technology. It uses focused ultrasound waves to precisely target and ablate, or destroy, the targeted tissue in the prostate, while avoiding adjacent structures and with no incisions. The treatment is done under Magnetic Resonance Imaging (MRI) guidance for high resolution visualization of the patient’s anatomy as well as real-time temperature monitoring of the treatment area. The treatment requires a single session, allowing patients a quick return to normal activity.

In addition, the Company was informed by INSIGHTEC that the Japanese Ministry of Health, Labor and Welfare (“MHLW”) has approved its Exablate Neuro system (“Exablate Neuro”) for the non-invasive treatment of essential tremor in patients who do not respond to medication. The approval was given based on data collected in a global clinical trial conducted in eight medical centers in North America and Asia.

Essential tremor is the most common movement disorder, affecting more than 3 million people in Japan, and millions more worldwide. Hand tremor is the most common symptom, but tremors can also affect the head, arms, voice, legs, and torso. The cause of this disease is still unknown but it has a strong hereditary attribute. Patients often have trouble performing everyday tasks such as eating, dressing, writing, holding objects and even speaking.

Exablate Neuro uses focused ultrasound waves to precisely target and ablate tissue deep within the brain with no incisions. The treatment is performed under Magnetic Resonance Imaging (MRI) guidance for real-time treatment monitoring. The MHLW approval was granted based on clinical data from a randomized, double-blind, multi-center clinical study which demonstrated the safety and efficacy of non-invasive thalamotomy with Exablate Neuro.

At this stage, INSIGHTEC is unable to estimate the implications of the MHLW and EU (CE) approvals on INSIGHTEC.

The Company holds approximately 89.9% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (85.6% on a fully diluted basis) which, in turn, holds approximately 31.3% of the share capital in INSIGHTEC (26.6% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

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For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com